December 20, 2019

Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:     CaliberCos Inc.
               Amendment No. 3 to Offering Statement on Form 1-A
               Filed December 5, 2019
               File No. 024-11016

Dear Mr. Loeffler:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2019 letter.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Cover Page

1. You now seek to qualify Class B preferred shares that are convertible at any time into
       Class A common stock. Please revise the offering circular to also qualify the underlying common stock. Refer to the Note to Rule 251(a).
 John C. Loeffler, II
CaliberCos Inc.
December 20, 2019
Page 2


Prospectus Summary

Securities outstanding prior to this Offering Circular, page 6

2. Please revise to quantify the number of securities outstanding as of the most recent date practicable. Please similarly revise the table of security ownership by management and certain stockholders. See Item 403 of Regulation S-K.

Risk Factors

Insiders will exercise significant control over our company, page 18

3. Please revise to quantify the extent of voting control, assuming the company redeems shares held by your management team and a significant beneficial holder, as contemplated by your plan of distribution.

An investment in our shares of Series B Preferred Stock is a speculative investment, page 19

4. Please expand to describe the limited rights, preferences, and privileges applicable to the
       Series B Preferred Stock. In this regard, please highlight that the Company may alter the rights, powers or privileges of the Series B Preferred Stock, or Bylaws in a way that adversely affects the Series B Preferred Stock, without the written consent or affirmative vote of a majority of the Series B Preferred Stockholders voting separately as a single class, at any time when less than 25% of the initially issued Series B Preferred Stock remains outstanding. Please also clarify when you will determine the amount initially issued since the offering will be conducted on a continuous basis.

Use of Proceeds, page 23

5. We note your disclosure that you will purchase Class A common stock from your affiliates after you raise $5 million and until you have raised $25 million. Further, we note that you intend to allocate 20% of the gross proceeds for this purpose, which amounts to $4 million. You indicate, however, that you intend to spend $7.7 million in buying back these shares. Please revise your disclosure as appropriate to address this discrepancy. Additionally, we note disclosure on the cover page and in the summary indicating that you will use a substantial portion of the $20 million to purchase these shares. Please revise to quantify the dollar amount of offering proceeds that will be used to repurchase these shares.
 John C. Loeffler, II
CaliberCos Inc.
December 20, 2019
Page 3

Security Ownership of Management and Certain Stockholders, page 65

6. Footnote 1 indicates that the table does not give effect to the conversion of certain securities or the exercise of warrants or options. Please revise the table to comply with
       Item 403(a) of Regulation S-K. In this regard, the table should include the number of shares beneficially owned, determined in accordance with Exchange Act Rule 13d-
       3(d)(1). Of the number of shares identified in the table, you may indicate by footnote the amount of shares the listed beneficial owner has the right to acquire. Additionally, please specify the number of class A shares that will be purchased from each individual and the number that each individual will hold after the purchase of these shares.

Interest of Management and Others in Certain Transactions, page 67

7. Please revise to specify the price per share you will pay to redeem shares from affiliates, how that price was determined, and the total amount each individual will receive if you raise $25 million.

Plan of Distribution, page 78

8. We note that the company's placement agent will use an online platform, provided by an affiliate, to allow for the sales of securities in this offering and the affiliate will charge investors a transaction fee of 2% of the amount invested, up to $300 at the time an investor subscribes for shares. Please provide us with your analysis as to why this fee should not be included as part of the offering price of the securities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 John C. Loeffler, II
CaliberCos Inc.
December 20, 2019
Page 4

       You may contact Kristi Marrone at (202)551-3429 or Kevin Woody at
(202)551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities
cc: Thomas Poletti, Esq. (via e-mail)